EXHIBIT 99.1


   B Communications Completes Acquisition of the Controlling Interest in Bezeq

               - NIS 6.5B (approximately $ 1.75B) Deal Completed -

Press Release
Source: B Communications Ltd.
On Wednesday April 14, 2010, 8:07 am EDT

RAMAT GAN, Israel--(BUSINESS WIRE)-- B Communications Ltd. (NASDAQ: BCOM) today reported that it has completed the acquisition of the controlling interest in Bezeq, The Israel Telecommunication Corp. Ltd. ("Bezeq"), Israel's largest telecommunications provider (TASE: BZEQ). As such, B Communications will begin consolidating Bezeq's results into its financials as of today, and will begin reporting the consolidated results in its second quarter earnings release.

Under the framework of this transaction, B Communications (the "Company") paid approximately NIS 6.5 billion shekels (approximately $ 1.75B) to the Apax-Saban-Arkin Group for approximately 30.44% of Bezeq's shares. The acquisition was funded from the Company's cash on hand, a NIS 3.9 billion long-term loan provided by a consortium of banks led by Bank Hapoalim B.M, a NIS
0.7 billion bridge loan provided by Bank Hapoalim B.M and a NIS 500 million loan provided by members of the Migdal Insurance and Finance group. Before the closing, the Company received all required regulatory approvals.

According to the terms of the transaction with the Apax-Saban-Arkin Group, B Communications designated eight directors to replace the Apax-Saban-Arkin Group's representatives on Bezeq's Board of Directors, which numbers 13 directors. In accordance with the Articles of Association of Bezeq, the board of directors of Bezeq then appointed the Company's designees - Messrs. Or Elovitch, Orna Elovitch-Peled, Eldad Ben Moshe, Eli Holtzman, Amikam Shorer, Felix Cohen and Shaul Elovitch - to serve as directors until the next Annual General Meeting of such company.

As of the closing date, the Company is subject to the provisions of the Communications Order (Telecommunications and Broadcasting) (Determination of Essential Service Provided by "Bezeq", the Israeli Telecommunication Corp., Limited), 5757 - 1997. Our shareholders approved amendments to our Articles of Association to conform our Articles of Association to the regulatory framework provided under the Communications Order and which are designed to ensure that we and our shareholders comply with the provisions of the Communications Order. As part of the regulatory approvals for the transaction, the Israeli Ministry of Communications issued a general holding permit under the Communications Order, permitting holding 5% or more of the outstanding shares of the Company under certain circumstances. For additional information, please visit our website at www.bcommunications.co.il.

Commenting on the news, Mr. Eli Holtzman, CEO of B Communications, said, "We are proud to have closed this transaction successfully in advance of the originally-planned timetable and look forward with great excitement and anticipation to a new era for our Company."


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About B Communications

B Communications (Nasdaq:BCOM) is the controlling shareholder (30.44%) of Bezeq, The Israel Telecommunication Corp. Ltd., Israel's largest telecommunications provider (TASE: BZEQ), and therefore is Israel's leading telecommunications player. B Communications is a 75.3%-owned subsidiary of Internet Gold (Nasdaq:
IGLD), which is itself a subsidiary of Eurocom Communications Ltd.

For further information, please visit our website: www.bcommunications.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

B Communications Ltd.
Idit Azulay
Tel: +972-72-2003848
i.azulay@bcommunications.co.il
or
Investor relations contacts:
Mor Dagan - Investor Relations
Tel: +972-3-516-7620
mor@km-ir.co.il